WELLS
FARGO
Consumer Credit Group
MAC AO 12-094
550 California Street 9th Floor
San Francisco, CA 94104

Management Report

February 23, 2004

As of and for the year ended December 3l 2003, Wells Fargo Bank, N.A. (the "Bank"), as servicer of the loans included in the loan pools set forth in Appendix A
(the "pools"), has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers, except for minimum servicing standards, 1.4, IlLS, 111.4, m.s, V.2, V.3, and V.4, which the Bank has determined are not applicable to the servicing of the pools, and except for the following:

In certain circumstances, the mortgage payment did not agree to the mortgagor's loan documents. This resulted from a change to the funded amount or the maturity date, subsequent to execution of the loan documents. The change increased the payment amount on the loan system by up to $1.75, which the customer has been paying. A verification function was put in place in December 2003 to ensure all critical fields between the loan documents and the loan system are in agreement. We will determine what corrective action is necessary for the exceptions noted and perform such action by March 31, 2004.

As of and for the year ended December 31, 2003, the Bank had in effect a fidelity bond in the amount of $50,000,000 and a professional liability policy in the amount of $50,000,000.

Very truly yours,

Wells Fargo Bank, N.A., as Servicer


/s/ Thomas J. Tolda
Chief Financial Officer, SVP
Consumer Credit Group

/s/ Janet Lee
Group Controller, VP
consumer Credit Group

/s/Neil Dellacava
Servicing Manager,EVP
Consumer Credit Group